November 2, 2012

Division of Corporate Finance
Mail Stop 3561
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Att: Ms. Angie Kim; Ms. Lilyanna L. Peyser

Re:          Omagine, Inc.

Registration Statement on Form S-1
Filed September 12, 2012
File No. 333-183852

Post-Effective Amendment No. 2 to Form S-1
Filed September 12, 2012
File No. 333-175168

Dear Ms. Kim and Ms. Peyser:

This letter responds to comments contained in the Staff letter dated October 5, 2012 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the two above referenced filings by the Company on September 12, 2012 of (i) a Registration Statement on Form S-1 (File No. 333-183852) and (ii) a Post-Effective Amendment No. 2 to Form S-1 (File No. 333-175168) (collectively, the “S-1 Filings”).

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

General

1.
To the extent comments issued in our review of your registration statement and post-effective amendment on Form S-1 also apply to your Form 10-K, please revise your Form 10-K accordingly. Similarly, to the extent comments issued in our review of your Form 10-K also apply to your registration statement and post-effective amendment on Form S-1, please revise the latter filings accordingly. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration statement or granting effectiveness for your post-effective amendment until we resolve all issues concerning your Form 10-K.

Response

The Company will make conforming changes to its 10-K to reflect any applicable comments in the staff’s review of its registration statement, as amended. The Company will also reflect in its registration as applicable the staff’s comments to its 10-K.

Prospectus Cover Page

2.	Please revise your prospectus cover page to limit it to one page and to concisely describe the key aspects of this transaction. Please see Item 501(b) of Regulation S-K.

Response

The prospectus cover page has been revised in accordance with Item 501(b) of Regulation S-K to limit it to one page and to concisely describe the key aspects of the transaction. A form of the proposed prospectus cover page is included with this response letter.

3.	With a view towards disclosure, please supplementally tell us why you are conducting this current offering. In your response, please also address:

●	why the rights were not ratably distributed to all shareholders;

●	any legal implications of the California Certificate Shareholders having never received these rights;

●	any legal implications of the California Nominee Shareholders inability to exercise the rights they received; and

●	what consideration you gave, if any, to conducting a separate rights offering for the California Record Holders upon receipt of the California Approval.

Response

Pursuant to the terms of the Rights Offering and Warrant Distribution conducted by the Company in February 2012, the Company is not obligated to conduct this current offering.   We direct your attention to Registration Statement on Form S-1 (File No. 333-183852) - QUESTIONS AND ANSWERS RELATED TO THE WARRANTS, and in particular to the last sentence of our reply to the question - Why is this Warrant Distribution being made , which reply states as follows:

“The California Warrant Distribution is being made to accommodate our California Record Shareholders who, in the Rights Offering and Warrant Distribution conducted by the Company in February 2012, either (i) did not receive Warrants, or (ii) whose nominees received non-exercisable Warrants.”

The rights were ratably distributed to all shareholders except to the California Shareholders. The California Certificate Shareholders did not receive rights and the California Nominee Shareholders received rights which were not exercisable, in both cases, because the California Approval was not received by the Company in timely fashion.

The Company made timely application for the California Approval to the Department of Corporations of the State of California (the “Department”). The California Approval was not issued by the Department prior to the time the Rights Offering had expired and as of the date hereof it has not yet been issued. The Company is not aware of any legal implications relative to the California Certificate Shareholders having never received their rights, or relative to the California Nominee Shareholders inability to exercise the rights they received. .

We direct your attention to Registration Statement on Form S-1 (File No. 333-179040) - QUESTIONS AND ANSWERS RELATED TO THIS RIGHTS OFFERING, and in particular to our reply to the question - May stockholders in all states participate in the Rights Offering ?,  which reply states as follows:

The issuance and exercise of the Rights are subject to compliance with state securities laws and regulations. Although we intend to distribute the Rights to all stockholders, we reserve the right in some states to require stockholders, if they wish to participate, to state and agree upon exercise of their respective Rights that they are acquiring the Common Shares for investment purposes only, and that they have no present intention to resell or transfer any Common Shares so acquired. This Rights Offering is not being made and our securities are not being offered in any jurisdiction where the offer is not permitted under applicable local laws. We have the right, in our sole discretion, to not effect registration or qualification of the subscription Rights in any state or other jurisdiction, or take any other action required by any state or other jurisdiction to allow the Rights Offering to take place in that state or jurisdiction. If you reside in a state or other jurisdiction in which registration, qualification or other action is necessary, and we choose not to comply with such registration, qualification or other action, you will not be eligible to participate in the Rights Offering.

The Board of Directors did not give any consideration to conducting a separate rights offering for the California Record Holders upon receipt of the California Approval.

4.	To the extent known and in an appropriate place in your filing, please state when you anticipate California Approval will be received by the Company.

Response

The Company will amend its Registration Statement on Form S-1 (File No. 333-183852) to insert into an appropriate place the following:

On October 2, 2012, the Company filed a new application for the California Approval with the Department. We are unable at this time to give any estimate when or if the California Approval will be received by the Company.

Exhibit 5.1

5.	Please have counsel opine that the warrants are binding obligations of the Company. Please see Section II.B.1.f of Staff Legal Bulletin No. 19.

Response

The Company’s counsel has revised their opinion to opine that the warrants are binding obligations of the Company. Please see Exhibit 5.1. The revised opinion is included with this response letter.

The Company hereby acknowledges the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filings mentioned above.

Very truly yours,

/s/ Frank J. Drohan
Frank J. Drohan
President and Chief Executive Officer

The information in this prospectus (“Prospectus”) is not complete and may be changed. These securities may not be sold or distributed until the Registration Statement filed with the United States Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED OCTOBER __, 2012

OMAGINE, INC.

58,450 Common Stock Purchase Warrants
and
29,225 Shares of Common Stock
Issuable upon the Exercise of Common Stock Purchase Warrants at $5.00 per Share
and
29,225 Shares of Common Stock
Issuable upon the Exercise of Common Stock Purchase Warrants at $10.00 per Share

Omagine, Inc. (the “Company”) conducted a “Rights Offering and Warrant Distribution” between February 24, 2012 and March 30, 2012 for the sole benefit of its shareholders. Shareholders of record who owned shares of our $0.001 par value common stock (the “Common Stock” or Common Shares”) as of 5:00 p.m., Eastern time in the United States (the “Record Time”) on February 24, 2012 (the “Record Date”) are the “Record Shareholders”. Record Shareholders who are residents of the State of California are the “California Record Shareholders”. Pursuant to the terms of the Rights Offering and Warrant Distribution the California Record Shareholders were not permitted to participate in the Rights Offering and Warrant Distribution until the registration and/or qualification in California of the rights, warrants and the common stock underlying the rights and warrants was approved by the California Department of Corporations (the “California Approval”).  The Rights Offering expired on March 30, 2012 and any Right not exercised at or before the Rights Expiration Time expired void and worthless without any payment to the holders thereof.

This prospectus (“Prospectus”) relates to the public offering of 58,450 Warrants and up to 58,450 Common Shares underlying such Warrants for the California Record Shareholders who held their Common Shares in certificate form (the “California Certificate Holders”).  There are 21 California Certificate Holders. The Record Shareholders other than the California Certificate Shareholders received one Right, one $5 Warrant and one $10 Warrant for each four Common Shares held of record at the Record Time. Subject to (i) this registration statement being declared effective by the SEC, and (ii) the receipt by us of the California Approval, we will (a) distribute 58,450 Certificated Warrants (29,225 $5 Warrants and 29,225 $10 Warrants) at no charge to the California Certificate Shareholders.

Our Common Shares are quoted on the over-the-counter market on the OTCQB and trade under the symbol “OMAG”. The last reported sale price of the Common Stock on the OTCQB on October 25, 2012 was $1.80 per share. We urge you to obtain a current market price for the Common Shares before making any determination with respect to the exercise of any Warrants.

Investing in the Common Stock involves a high degree of risk. You should read the “Risk Factors” section beginning on page 13 before investing in our Common Shares. We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the Warrants or the Common Shares or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October __, 2012

November 2, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omagine, Inc. Form S-1 Registration Statement, SEC File No. 333-183852

Ladies and Gentlemen:

We refer to the above-captioned registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), filed by Omagine, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission.

We have examined the originals, photocopies, certified copies or other evidence of such records of the Company, certificates of officers of the Company and public officials, and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on our examination mentioned above, we are of the opinion that (i) the securities being offered pursuant to the Registration Statement are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable, and (ii) the Warrants (as defined in the Registration Statement), when issued in accordance with and in the manner described in the Registration Statement, will be valid and binding obligations of the Company.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to our firm under “Legal Matters” in the related Prospectus. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Sichenzia Ross Friedman Ference LLP

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com